U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   CSX Corporation
   One James Center
   901 East Cary Street
   Richmond, Virginia  23219-4031
   USA
2. Issuer Name and Ticker or Trading Symbol
   Conrail Inc.
   CRR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   62-1051971
4. Statement for Month/Year
   11/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/21/|P,Z | |17,860,124        |A  |$110.00    |17,860,124         |I (See|(See Note 1 below.)        |
                           |96    |    | |                  |   |           |                   |Note 1|                           |
                                                                                                 below.)
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Common Stock               |11/21/|    | |(See Note 2 below.|   |           |                   |      |                           |
                           |96    |    | |)                 |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (See Note 3 bel|$92.50  |(See |J   | |15,955,477 |   |11/21|(See |Common Stock|15,955,|(See No|15,955,477  |D  |-           |
ow.)                  |        |Note |    | |           |   |/96  |Note |            |477    |te 3 be|            |   |            |
                      |        |3    |    | |           |   |     |3    |            |       |low.)  |            |   |            |
                                bel                                bel
                                ow.)                               ow.)
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1:	Pursuant to a cash tender offer, CSX Corporation, through its wholly owned subsidiary, Green Acquisition Corp., purchased
17,860,124 shares of common stock of Conrail Inc.
following the expiration of the tender offer at
midnight on November 20, 1996.  Such shares were placed into a voting trust simultaneously with their purchase pursuant to a voting trust agreement by and among CSX Corporation, Green Acquisition Corp. and Deposit
Guaranty National Bank, dated as of October 15,
1996.
Note 2:	Reference is made to the shares of common stock of Conrail Inc.
underlying the stock option described in Note 3 below.  The filing of this
Form by the reporting person named above with respect to such shares shall not be deemed to be an admission by such person that such person beneficially owns such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or that such shares and transactions related thereto fall within the scope of said Section 16.
Note 3:	In connection with an Agreement and Plan of Merger, dated as of October
14, 1996, between CSX Corporation, Green Acquisition Corp.
and Conrail Inc., CSX Corporation and Conrail Inc. entered into a Stock Option Agreement, dated as of October 14, 1996, providing for the option described in Table II. This stock option became exercisable on November 21, 1996 upon the consummation of a cash tender offer by CSX
Corporation and Green Acquisition Corp. and will expire upon the occurrence of certain events described in the Stock Option Agreement. The number of shares of common stock of Conrail Inc. purchasable by CSX Corporation under the option will be adjusted under certain circumstances as may be necessary so that the number of shares purchasable by CSX Corporation upon exercise of the option at the time of such exercise equals
19.9% of the shares of common stock of Conrail Inc. issued and outstanding at such time.
SIGNATURE OF REPORTING PERSON
/s/ Mark G. Aron
CSX Corporation
By: Mark G. Aron
Title: Executive Vice President --
       Law and Public Affairs
DATE
12/3/96